Exhibit 4.2

AMENDMENT NUMBER ONE TO THE

AMENDED AND RESTATED

VIMPELCOM 2000 STOCK OPTION PLAN

This amendment (the “Amendment”) is made by VC ESOP N.V., an indirect, wholly owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), organized and existing under the laws of Belgium (the “Company”) to the Amended and Restated VimpelCom 2000 Stock Option Plan (herein referred to as the “Plan”) pursuant to the authorization of the committee (“Committee”) appointed by the Company’s board of directors (the “Board”).

WHEREAS, the Company maintains the Plan to align the interests of the officers, other employees, directors and consultants of VimpelCom and its affiliates; and

WHEREAS, the Plan permits the Committee to amend, modify or suspend the Plan at any time; and

WHEREAS, the Board deems it to be in the Company’s best interest to amend the Plan to, among other things, (i) increase the maximum aggregate number of Shares (as defined in the Plan) authorized under the Plan from 250,000 to 450,000 Shares, and (ii) to extend the term of the Plan described in Section 9 thereof and the maximum duration of Options (as defined in the Plan) described in Section 5.3 thereof until December 31, 2015;

NOW, THEREFORE, pursuant to the authority to amend reserved in Section 9 of the Plan, the Plan is hereby amended as follows:

1. Section 4.1 of the Plan is hereby amended, effective as of April 29, 2005, to read as follows:

4.1 The maximum number of Shares that may be made the subject of Options granted under the Plan is 450,000 Shares. Shares reserved and available for issuance under the Plan may consist, in whole or in part, of authorized and unissued Shares contributed by VimpelCom to VC ESOP or previously acquired Shares held by VC ESOP.

2. Section 5.3 of the Plan is hereby amended, effective for Options granted on or after April 29, 2005, to read as follows:

5.3 Maximum Duration. Options granted hereunder shall be for such term as the Committee shall determine; provided, however, that no Option or portion thereof shall be exercisable after December 31, 2015. The Committee may, subsequent to the grant of any Option, shorten or extend the term of the Option or any portion thereof, but in no event shall an Option or portion thereof, if so extended, be exercisable after December 31, 2015.

3. Section 9 of the Plan is hereby amended, effective as of April 29, 2005, to read as follows:

9. Termination and Amendment of the Plan. The Plan shall terminate on December 31, 2015, and no Option may be granted thereafter. The Committee may sooner terminate the Plan and the Committee may at any time and from time to time amend, modify or suspend the Plan, including this Section 9; provided, however, that to the extent necessary under applicable law, no amendment shall be effective, unless approved by the stockholders of VC ESOP and the Board in accordance with applicable law.

4. Except as provided above, the Plan shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Company, by its duly authorized officer has executed this Amendment on this 29 day of April, 2005.

VC ESOP N.V.

By:	/s/ Elena Shmatova
Elena Shmatova, Authorized Officer

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